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July 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

Vincent J. Di Stefano, Esq.
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949

Re: Eaton Vance Risk-Managed Diversified Equity Income Fund (the "Fund") File Nos. 333-141981 and 811-22044

Dear Mr. Di Stefano:

      Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Risk-Managed Diversified Equity Income Fund is Pre-Effective Amendment No. 2 to the Fund's initial registration statement on Form N-2 relating to the Registrant's initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission ("Commission") on April 9, 2007 (the "Registration Statement").

      A total registration fee of $46,050 is being filed with Pre-Effective Amendment No. 2 to the Fund's Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission's account at Mellon Bank. Pre-Effective Amendment No. 2 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

      Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Fund. As we discussed, and as indicated below, a number of these comments have been addressed in Pre-Effective Amendment No. 1. The remaining responses are addressed in Pre-Effective Amendment No. 2. We are aware that the Commission staff (the "Staff") prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund's formal responses to your comments below.

      Included with Pre-Effective Amendment No. 2, both the underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 10:00 A.M. EST ON THURSDAY, JULY 26.
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PROSPECTUS

COVER

COMMENT 1: Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the registration statement.

RESPONSE 1: Eaton Vance confirms that it will not recoup offering and organization cost reimbursements from the Fund. The organizational and expense reimbursement agreement is filed as Exhibit (k)(3) to Pre-Effective Amendment No. 1.

COMMENT 2: Please confirm that the disclosure of the Fund's lack of trading history and attendant risks, and all remaining disclosure required by Item 1.1.i. of Form N-2 will appear on the outside front cover page and will be prominent. See Item 1.1.i. of Form N-2.

RESPONSE 2: The Fund confirms that the subject disclosure appeared in a prominent place on the outside cover page in Pre-Effective Amendment No. 1 and will remain in such place for Pre-Effective Amendment No. 2.

Investment Objectives

COMMENT 3: Please define the term "gains" as it is used in this section.

RESPONSE 3: In response to the Staff's comment the Fund has added the following additional disclosure to appear as a new last sentence on the front cover under the heading "Portfolio management strategies" and in the other places similar disclosure appears in the Summary and Body of the Prospectus:

            FOR PURPOSES OF THE FUND'S INVESTMENT OBJECTIVES, GAINS ARE AN INCREASE IN THE VALUE OF AN INVESTMENT FROM THE PURCHASE PRICE.

Portfolio Contents

COMMENT 4: Please define the term "other liquid assets" as used in the first sentence of the first paragraph of this section. Given the name of the Fund, why does it not have a requirement to invest at least 80% of its assets in equities? See Rule 35d-1 under the Investment Company Act of 1940.

RESPONSE 4: In response to the Staff's comment, in Pre-Effective Amendment No. 1 the Fund revised the first sentence of the first paragraph of the subject section in the following manner (underlined text added, bracketed text deleted):

            UNDER NORMAL MARKET CONDITIONS, THE FUND WILL INVEST AT LEAST 80% OF ITS TOTAL ASSETS IN A COMBINATION OF (1) DIVIDEND-PAYING COMMON STOCKS, (2) COMMON STOCKS [AND OTHER LIQUID ASSETS] THE VALUE OF WHICH IS SUBJECT TO WRITTEN PUT OPTIONS ON INDIVIDUAL STOCKS, AND
            (3) COMMON STOCKS THE VALUE OF WHICH IS SUBJECT TO WRITTEN INDEX CALL OPTIONS.

The Fund has also revised the subject disclosure in the manner described above where it occurs in the summary and body of the prospectus. The Fund believes that the revised disclosure makes it clear that the Fund is investing at least 80% in equities.

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COMMENT 5: What percentage of the Fund's income will be in the form of dividends qualified to be treated as long-term capital gains? Please disclose prominently the approximate percentage of the Fund's income that will not consist of qualified dividends.

RESPONSE 5: In response to the Staff's comment, in Pre-Effective Amendment No. 1, the Fund added the following disclosure to appear as a new fourth sentence on the cover page of the prospectus under the heading "Portfolio contents" and in the other places similar disclosure appears in the Summary and Body of the Prospectus.

            HOWEVER, THE FUND IS UNABLE TO PREDICT WHAT PERCENTAGE OF ITS OVERALL INCOME WILL CONSIST OF SUCH QUALIFYING DIVIDENDS.

SUMMARY

The Fund

COMMENT 6: Does the Fund have an opinion of tax counsel? If so, please file as an exhibit to the registration statement.

RESPONSE 6: The Fund notes that an identical comment was made by the Staff with respect to recent offerings of the Eaton Vance Tax-Managed Buy-Write Opportunities Fund, the Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund and the Fund's response is identical to the response provided in those offerings. In connection with the offering of the Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance received an opinion of special tax counsel with respect to substantially identical issues presented by the Fund relating to the federal income tax treatment of certain types of index options. Such counsel has subsequently advised Eaton Vance that it is not aware of any intervening changes in the laws or regulations relating to these issues. The Fund notes that the tax counsel who prepared such opinion has not authorized the dissemination to other parties or the public filing of such opinion. In view of the absence of changes in applicable laws and regulations and in order to avoid unnecessary expense, the Fund does not intend to obtain an additional tax opinion with respect to the offering of the Fund.

      We note that the disclosure set forth below appears as the last sentences under the heading "Federal Income Tax Matters" as it did for the recent offerings of Eaton Vance Tax-Managed Diversified Equity Income Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund:

            THE FUND HAS NOT RECEIVED A FORMAL OPINION OF TAX COUNSEL. HOWEVER, THE ADVISER PREVIOUSLY RECEIVED AN OPINION FROM TAX COUNSEL WITH RESPECT TO CERTAIN TAX MATTERS PRESENTED BY THE FUND IN CONNECTION WITH THE OFFERING OF A SIMILAR CLOSED-END FUND MANAGED BY THE ADVISER AND HAS BEEN INFORMED BY SUCH COUNSEL THAT THERE HAVE NOT BEEN INTERVENING CHANGES IN THE LAW RELATING TO THESE MATTERS.

COMMENT 7: Please state in the Prospectus whether the fund's objectives are fundamental.

RESPONSE 7: In response to the Staff's comment, in Pre-Effective Amendment No. 1 the Fund added the following disclosure in the Summary under the heading "Investment Objectives and Strategies" and in the body under the heading "Investment objectives, policies and risks--Investment Objectives":


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            THE FUND'S INVESTMENT OBJECTIVES ARE CONSIDERED NON-FUNDAMENTAL
            POLICIES THAT MAY BE CHANGED BY THE BOARD OF TRUSTEES WITHOUT APPROVAL OF THE FUND'S SHAREHOLDERS.

Investment Selection Strategies

COMMENT 8: Please summarize the criteria the Adviser and Sub-Adviser will use to select stocks for the Fund's portfolio.

RESPONSE 8: The Fund notes that the Staff has made a substantially identical comment in connection with several recent Eaton Vance closed-end fund offerings, including most recently that of Eaton Vance Tax-Managed Global Diversified Equity Income Fund. As in those cases, in response to the Staff's comment, the Fund notes that the following statement was included in the initial Registration Statement in the Summary section at the end of the second paragraph under the heading "Investment Selection Strategies" and has been added to the body in the body of the prospectus under "Investment Objectives, Policies and Risks--Primary Investment Policies--Investment Strategy" in Pre-Effective Amendment No. 1. The Fund believes that the existing disclosure responds to the Staff's comment:

            INVESTMENT DECISIONS ARE MADE PRIMARILY ON THE BASIS OF FUNDAMENTAL RESEARCH, WHICH INVOLVES CONSIDERATION OF THE VARIOUS COMPANY-SPECIFIC AND GENERAL BUSINESS, ECONOMIC AND MARKET FACTORS THAT MAY INFLUENCE THE FUTURE PERFORMANCE OF INDIVIDUAL COMPANIES AND EQUITY INVESTMENTS THEREIN. THE ADVISER WILL ALSO CONSIDER A VARIETY OF OTHER FACTORS IN CONSTRUCTING AND MAINTAINING THE FUND'S STOCK PORTFOLIO, INCLUDING, BUT NOT LIMITED TO, STOCK DIVIDEND YIELDS AND PAYMENT SCHEDULES, OVERLAP BETWEEN THE FUND'S STOCK HOLDINGS AND THE INDICES ON WHICH IT HAS OUTSTANDING OPTIONS POSITIONS, REALIZATION OF TAX LOSS HARVESTING OPPORTUNITIES AND OTHER TAX MANAGEMENT CONSIDERATIONS.

COMMENT 9: Will the Fund's derivative strategies change with the market's direction or velocity? If so, please describe the changes.

RESPONSE 9: As noted in several places throughout the prospectus, the Adviser believes that a strategy of owning a portfolio of common stocks, writing (selling) put options on individual stocks, selling index call options, and purchasing index put options may provide current income and gains with an attractive risk-return profile during a variety of equity market conditions. Therefore the Fund's derivative strategies of writing put and call options and purchasing put options will not change materially with the market's direction or velocity, thus no additional disclosure has been added.

COMMENT 10: Please disclose that there is no assurance that the Fund will receive an exemptive order from the Commission regarding the inclusion of long-term capital gains in regular shareholder distributions.

RESPONSE 10: In response to the Staff's comment, in Pre-Effective Amendment No. 1 the following was added as a new last sentence to this paragraph and to the identical paragraph in the body of the prospectus:

            THERE IS NO ASSURANCE THAT THE SEC WILL GRANT THE FUND'S REQUEST FOR SUCH EXEMPTIVE ORDER.

COMMENT 11: Please disclose in this section that the Fund expects annual portfolio turnover to exceed 100%.


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RESPONSE 11: The Fund notes that similar disclosure appeared in the initial
Registration Statement under the heading "Portfolio Turnover Risk" in both the Summary and body. In response to the Staff's comment, in Pre-Effective Amendment No. 1 the Fund added the following sentence as a new last sentence at the end of the third paragraph under the heading "Investment Selection Strategies" in the summary and as the third sentence of the first paragraph in the body of the prospectus under "Investment Objectives, Policies and Risks--Primary Investment Policies--Investment Strategy".

            ON AN OVERALL BASIS, THE FUND EXPECTS THAT ITS ANNUAL TURNOVER RATE WILL EXCEED 100%.

Distributions

COMMENT 12: The disclosure indicates the Fund will make regular quarterly distributions which may include return of capital. Will the Fund be reporting its distribution yield? If so, please confirm that the Fund will not include return of capital in its reported distribution yield. If the Fund cannot state definitively the portion of the distribution that will be characterized as a return of capital, it must have a process whereby it can reasonably estimate the characteristics of the distribution. The Fund should add disclosure to explain that the yield is an estimate, excludes any portion of a distribution that represents a return of capital, and the return of capital portion of the distribution yield will be finalized at the end of the tax year. Please also disclose that, for tax purposes, a return of capital will have the effect of decreasing the cost basis of the shareholder's investment.

RESPONSE 12: The Fund does not currently intend to report a distribution yield. To the extent that the Fund in the future determines to report distribution yield, the Fund will not include return of capital in such reported yield. If the Fund at some future time determines to report distribution yield and cannot state definitively the portion of the distribution that will be characterized as a return of capital, it will establish a process whereby it seeks to reasonably estimate the characteristics of the distribution. In such case, the Fund also will provide disclosure explaining that the yield reported excludes the portion of return of capital distributions, the calculation is an estimate and the return of capital portion of the distribution yield will be finalized at the end of the tax year, and that for tax purposes, a return of capital would have the effect of decreasing the cost basis of the shareholder's investment.

Special Risk Considerations

COMMENT 13: Please disclose prominently that the Fund's derivatives strategies may have the effect of reducing gains made by virtue of increases in value of the Fund's common stocks holdings.

RESPONSE 13: In response to the Staff's comment, the Fund notes that the following disclosure appeared in the Fund's initial Registration Statement in the Summary and body sections under the heading "Risk of selling index call options" which stated the following:

            AS THE WRITER OF INDEX CALL OPTIONS, THE FUND WILL FORGO, DURING THE OPTION'S LIFE, THE OPPORTUNITY TO PROFIT FROM INCREASES IN THE VALUE OF THE APPLICABLE INDEX ABOVE THE SUM OF THE OPTION PREMIUM RECEIVED AND THE EXERCISE PRICE OF THE CALL OPTION, BUT RETAINS THE RISK OF LOSS, MINUS THE OPTION PREMIUM RECEIVED, SHOULD THE VALUE OF THE APPLICABLE INDEX DECLINE.

In further response to the Staff's comment, the Fund added the following additional disclosure in Pre-Effective Amendment No. 1 to the last sentence under the heading "Derivatives Risk" in both the summary and body sections of the prospectus where it appears (see underlined text below):


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            DERIVATIVES MAY DISPROPORTIONATELY INCREASE LOSSES AND HAVE A
            POTENTIALLY LARGE NEGATIVE IMPACT ON THE FUND'S PERFORMANCE, INCLUDING OFFSETTING GAINS REALIZED IN THE FUND'S COMMON STOCK HOLDINGS.

COMMENT 14: Please disclose that the management fee, based on gross assets, may encourage the use of leverage when it is not in the Fund shareholders' best interests. Also, please explain how the Fund's board of directors plans to monitor this conflict of interest.

RESPONSE 14: In response to the Staff's comment, the Fund added the following additional disclosure in Pre-Effective Amendment No. 1 under the heading "Financial leverage risk" in both the summary and body sections of the prospectus where it appears (see underlined text below).

            IN ADDITION, THE FEE PAID TO EATON VANCE WILL BE CALCULATED ON THE BASIS OF THE FUND'S AVERAGE DAILY GROSS ASSETS, INCLUDING PROCEEDS FROM THE ISSUANCE OF PREFERRED SHARES AND/OR BORROWINGS, SO THE FEE WILL BE HIGHER WHEN LEVERAGE IS UTILIZED, WHICH MAY CREATE AN INCENTIVE FOR THE ADVISER TO EMPLOY FINANCIAL LEVERAGE.

The Fund further notes that the Board of Trustees must approve any issuance of preferred shares and/or borrowings that the Fund enters into. One of the factors that the Board considers when reviewing any such leveraging structure is the benefit to the Adviser from increased advisory fees versus the benefit to the Fund and shareholders. Finally, the Fund notes that the prospectus states in several places that the Fund has no current intention of engaging in investment leverage.

SUMMARY OF FUND EXPENSES

COMMENT 15: The fee table discloses management fees as one percent of net assets, yet the disclosure pertaining to the Fund's adviser states the management fee is one percent of gross assets. Please correct or explain this inconsistency.

RESPONSE 15: In response to the Staff's comment, in Pre-Effective Amendment No. 1, the Fund added the following new footnote to appear as footnote 4 to the line item "Management fees" in the fee table under the heading "Summary of Fund Expenses."

            (4) THE ADVISORY FEE PAID BY THE FUND TO THE ADVISER IS BASED ON THE AVERAGE DAILY GROSS ASSETS OF THE FUND, INCLUDING ALL ASSETS ATTRIBUTABLE TO ANY FORM OF INVESTMENT LEVERAGE THAT THE FUND MAY UTILIZE. ACCORDINGLY, IF THE FUND WERE TO UTILIZE INVESTMENT LEVERAGE IN THE FUTURE, THE ADVISORY FEE WILL INCREASE AS A PERCENTAGE OF NET ASSETS. THE FUND HAS NO CURRENT INTENTION TO USE INVESTMENT LEVERAGE. SEE "MANAGEMENT OF THE FUND."

COMMENT 16: Is 12,500,000 the maximum number of common shares in the Fund's offering?

RESPONSE 16: The 12,500,00 shares (or $250,000,000) is an estimate of the anticipated offering size for purposes of calculating the estimated expenses in connection with the offering as set forth in the fee table. The offering may be greater or less than the 12,500,000 shares. Such estimates have been similarly used in all past Eaton Vance and most other closed-end fund initial public offerings.


                                     - 6 -
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COMMENT 17: Please delete "and correspondingly the Total annual expenses" from the first sentence of the paragraph immediately following the fee table.

RESPONSE 17: The referenced disclosure was removed in Pre-Effective Amendment No. 1.

COMMENT 18: If the Fund will engage in short selling, please disclose the resulting expenses in the fee table.

RESPONSE 18: The Fund has no current intention to engage in short selling, although it reserves the flexibility to do so in the future. Because there is no current intention to engage in short selling, the Fund does not believe it is appropriate to include such information in the fee table.

INVESTMENT OBJECTIVES, POLICIES AND RISKS

COMMENT 19: The disclosure indicates the Fund will use a variety of investment techniques. Please include disclosure of the tax effects of using each technique.

RESPONSE 19: The Fund notes that the Staff made substantially identical comments in connection with the recent offerings of Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund. The below disclosure was developed and refined in response to these comments and the Fund believes is fully responsive to the current comment as well. The disclosure was set forth in the initial registration statement under the heading "Investment Objectives, Policies and Risks--Primary Investment Policies--Tax-Managed Investing" section of the body of the prospectus.

            TAX-MANAGED INVESTING. TAXES ARE A MAJOR INFLUENCE ON THE NET AFTER-TAX RETURNS THAT INVESTORS RECEIVE ON THEIR TAXABLE INVESTMENTS. THERE ARE FIVE POTENTIAL SOURCES OF RETURNS FOR A COMMON SHAREHOLDER: (1) APPRECIATION OR DEPRECIATION IN THE VALUE OF THE COMMON SHARES; (2) DISTRIBUTIONS OF QUALIFIED DIVIDEND INCOME;
            (3) DISTRIBUTIONS OF OTHER INVESTMENT INCOME AND NET SHORT-TERM CAPITAL GAINS; (4) DISTRIBUTIONS OF LONG-TERM CAPITAL GAINS (AND LONG-TERM CAPITAL GAINS RETAINED BY THE FUND); AND (5) DISTRIBUTIONS OF RETURN OF CAPITAL. THESE DIFFERENT SOURCES OF INVESTMENT RETURNS ARE SUBJECT TO WIDELY VARYING FEDERAL INCOME TAX TREATMENT. DISTRIBUTIONS OF OTHER INVESTMENT INCOME (I.E., NON-QUALIFIED DIVIDEND INCOME) AND NET REALIZED SHORT-TERM GAINS ARE TAXED CURRENTLY AS ORDINARY INCOME, AT RATES AS HIGH AS 35%. DISTRIBUTIONS OF QUALIFIED DIVIDEND INCOME AND NET REALIZED LONG-TERM GAINS (WHETHER DISTRIBUTED OR RETAINED BY THE FUND) ARE TAXED CURRENTLY AT RATES UP TO 15% FOR INDIVIDUALS AND OTHER NONCORPORATE TAXPAYERS (PROVIDED, IN THE CASE OF QUALIFIED DIVIDEND INCOME, THAT CERTAIN HOLDING PERIOD AND OTHER REQUIREMENTS ARE MET). GENERALLY, RETURNS FROM UNREALIZED APPRECIATION AND DEPRECIATION IN THE VALUE OF COMMON SHARES AND DISTRIBUTIONS CHARACTERIZED AS RETURN OF CAPITAL ARE NOT TAXABLE UNTIL THE COMMON SHAREHOLDER SELLS HIS OR HER COMMON SHARES. UPON SALE, A CAPITAL GAIN OR LOSS EQUAL TO THE DIFFERENCE BETWEEN THE AMOUNT REALIZED ON THE SALE AND THE COMMON SHAREHOLDER'S ADJUSTED TAX BASIS IS REALIZED. CAPITAL GAIN IS CONSIDERED LONG-TERM AND IS TAXED AT RATES UP TO 15% FOR INDIVIDUALS AND OTHER NONCORPORATE TAXPAYERS IF THE

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            COMMON SHAREHOLDER HAS HELD HIS OR HER SHARES MORE THAN ONE YEAR.
            OTHERWISE, CAPITAL GAIN IS CONSIDERED SHORT-TERM AND IS TAXED AT RATES UP TO 35%. THE AFTER-TAX RETURNS ACHIEVED BY A COMMON SHAREHOLDER WILL BE SUBSTANTIALLY INFLUENCED BY THE MIX OF DIFFERENT TYPES OF RETURNS SUBJECT TO VARYING FEDERAL INCOME TAX TREATMENT.

            IN IMPLEMENTING THE FUND'S INVESTMENT STRATEGY, THE ADVISER INTENDS TO EMPLOY A VARIETY OF TECHNIQUES AND STRATEGIES DESIGNED TO MINIMIZE AND DEFER THE FEDERAL INCOME TAXES INCURRED BY COMMON SHAREHOLDERS IN CONNECTION WITH THEIR INVESTMENT IN THE FUND. THESE
            INCLUDE: (1) INVESTING IN STOCKS THAT PAY DIVIDENDS THAT QUALIFY FOR FEDERAL INCOME TAXATION AT RATES APPLICABLE TO LONG-TERM CAPITAL GAINS AND COMPLYING WITH THE HOLDING PERIOD AND OTHER REQUIREMENTS FOR FAVORABLE TAX TREATMENT; (2) SELLING INDEX CALL OPTIONS AND PURCHASING INDEX PUT OPTIONS THAT QUALIFY FOR TREATMENT AS "SECTION 1256 CONTRACTS" UNDER THE CODE, ON WHICH CAPITAL GAINS AND LOSSES ARE GENERALLY TREATED AS 60% LONG-TERM AND 40% SHORT-TERM, REGARDLESS OF HOLDING PERIOD; (3) LIMITING THE OVERLAP BETWEEN THE FUND'S STOCK HOLDINGS (AND ANY SUBSET THEREOF) AND EACH INDEX ON WHICH IT HAS OUTSTANDING OPTIONS POSITIONS TO LESS THAN 70% ON AN ONGOING BASIS SO THAT THE FUND'S STOCK HOLDINGS AND INDEX OPTIONS ARE NOT SUBJECT TO THE "STRADDLE RULES;" (4) ENGAGING IN A SYSTEMATIC PROGRAM OF TAX-LOSS HARVESTING IN THE FUND'S STOCK PORTFOLIO, PERIODICALLY SELLING STOCK POSITIONS THAT HAVE DEPRECIATED IN VALUE TO REALIZE CAPITAL LOSSES THAT CAN BE USED TO OFFSET CAPITAL GAINS REALIZED BY THE FUND; AND (5) MANAGING THE SALE OF APPRECIATED STOCK POSITIONS SO AS TO MINIMIZE THE FUND'S NET REALIZED SHORT-TERM CAPITAL GAINS IN EXCESS OF NET REALIZED LONG-TERM CAPITAL LOSSES. WHEN AN APPRECIATED SECURITY IS SOLD, THE FUND INTENDS TO SELECT FOR SALE THE SHARE LOTS RESULTING IN THE MOST FAVORABLE TAX TREATMENT, GENERALLY THOSE WITH HOLDING PERIODS SUFFICIENT TO QUALIFY FOR LONG-TERM CAPITAL GAINS TREATMENT THAT HAVE THE HIGHEST COST BASIS. THE FUND MAY ALSO SEEK TO OFFSET SHORT-TERM GAINS AND NON-QUALIFIED DIVIDEND INVESTMENT INCOME WITH FUND EXPENSES AND/OR REALIZED LOSSES ALLOCATED AGAINST SHORT-TERM GAINS.

            THE FUND INTENDS TO EMPHASIZE INVESTMENTS IN STOCKS THAT PAY DIVIDENDS THAT QUALIFY FOR FEDERAL INCOME TAXATION AT RATES APPLICABLE TO LONG-TERM CAPITAL GAINS. UNDER FEDERAL INCOME TAX LAW ENACTED IN 2003, THE QUALIFIED DIVIDEND INCOME OF INDIVIDUALS AND OTHER NONCORPORATE TAXPAYERS IS TAXED AT LONG-TERM CAPITAL GAIN TAX RATES IF CERTAIN HOLDING PERIOD AND OTHER REQUIREMENTS ARE MET. QUALIFIED DIVIDEND INCOME GENERALLY INCLUDES DIVIDENDS FROM DOMESTIC CORPORATIONS AND DIVIDENDS FROM FOREIGN CORPORATIONS THAT MEET CERTAIN SPECIFIED CRITERIA. THE FUND GENERALLY CAN PASS THROUGH TO COMMON SHAREHOLDERS THE TAX TREATMENT OF QUALIFIED DIVIDEND INCOME IT RECEIVES. FOR DIVIDENDS THE FUND RECEIVES TO QUALIFY FOR TAX-ADVANTAGED TREATMENT, THE FUND MUST HOLD STOCK PAYING QUALIFIED DIVIDENDS FOR MORE THAN 60 DAYS DURING THE 121-DAY PERIOD BEGINNING 60 DAYS BEFORE THE EX-DIVIDEND DATE (OR MORE THAN 90 DAYS DURING THE ASSOCIATED 181-DAY PERIOD, IN THE CASE OF CERTAIN PREFERRED STOCKS). IN ADDITION, THE FUND CANNOT BE OBLIGATED TO MAKE RELATED

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            PAYMENTS (PURSUANT TO A SHORT SALE OR OTHERWISE) WITH RESPECT TO
            POSITIONS IN ANY SECURITY THAT IS SUBSTANTIALLY SIMILAR OR RELATED PROPERTY WITH RESPECT TO SUCH STOCK. SIMILAR PROVISIONS APPLY TO EACH COMMON SHAREHOLDER'S INVESTMENT IN THE FUND. IN ORDER FOR QUALIFIED DIVIDEND INCOME PAID BY THE FUND TO A COMMON SHAREHOLDER TO BE TAXABLE AT LONG-TERM CAPITAL GAINS RATES, THE COMMON SHAREHOLDER MUST HOLD HIS OR HER FUND SHARES FOR MORE THAN 60 DAYS DURING THE 121-DAY PERIOD SURROUNDING THE EX-DIVIDEND DATE. THE PROVISIONS OF THE CODE APPLICABLE TO QUALIFIED DIVIDEND INCOME ARE EFFECTIVE THROUGH 2010. THEREAFTER, QUALIFIED DIVIDEND INCOME WILL BE SUBJECT TO TAX AT ORDINARY INCOME RATES UNLESS FURTHER LEGISLATIVE ACTION IS TAKEN. THE FUND'S INVESTMENT PROGRAM AND THE TAX TREATMENT OF FUND DISTRIBUTIONS MAY BE AFFECTED BY IRS INTERPRETATIONS OF THE CODE AND FUTURE CHANGES IN TAX LAWS AND REGULATIONS, INCLUDING CHANGES RESULTING FROM THE "SUNSET" PROVISIONS DESCRIBED ABOVE THAT WOULD HAVE THE EFFECT OF REPEALING THE FAVORABLE TREATMENT OF QUALIFIED DIVIDEND INCOME AND REIMPOSING THE HIGHER TAX RATES APPLICABLE TO ORDINARY INCOME IN 2011 UNLESS FURTHER LEGISLATIVE ACTION IS TAKEN.

            OPTIONS ON BROAD-BASED EQUITY INDICES THAT TRADE ON A NATIONAL SECURITIES EXCHANGE REGISTERED WITH THE SEC OR A DOMESTIC BOARD OF TRADE DESIGNATED AS A CONTRACT MARKET BY THE COMMODITY FUTURES TRADING COMMISSION GENERALLY WILL QUALIFY FOR TREATMENT AS "SECTION 1256 CONTRACTS." OPTIONS ON BROAD-BASED EQUITY INDICES THAT TRADE ON OTHER EXCHANGES, BOARDS OF TRADE OR MARKETS DESIGNATED BY THE UNITED STATES SECRETARY OF TREASURY ALSO QUALIFY FOR TREATMENT AS "SECTION 1256 CONTRACTS." OTC OPTIONS AND OPTIONS ON INDIVIDUAL STOCKS DO NOT QUALIFY FOR TREATMENT AS "SECTION 1256 CONTRACTS." BECAUSE ONLY A SMALL NUMBER OF EXCHANGES, BOARDS AND MARKETS OUTSIDE THE UNITED STATES HAVE TO DATE RECEIVED THE NECESSARY DESIGNATION, MOST FOREIGN-TRADED STOCK INDEX OPTIONS DO NOT CURRENTLY QUALIFY FOR TREATMENT AS "SECTION 1256 CONTRACTS." TO THE EXTENT THAT THE FUND WRITES OPTIONS ON INDICES BASED UPON FOREIGN STOCKS, THE FUND GENERALLY INTENDS TO SELL OPTIONS ON BROAD-BASED FOREIGN COUNTRY AND/OR REGIONAL STOCK INDICES THAT ARE LISTED FOR TRADING IN THE UNITED STATES OR WHICH OTHERWISE QUALIFY AS "SECTION 1256 CONTRACTS." OPTIONS ON FOREIGN INDICES THAT ARE LISTED FOR TRADING IN THE UNITED STATES OR WHICH OTHERWISE QUALIFY AS "SECTION 1256 CONTRACTS" UNDER THE CODE MAY TRADE IN SUBSTANTIALLY LOWER VOLUMES AND WITH SUBSTANTIALLY WIDER BID-ASK SPREADS THAN OTHER OPTIONS CONTRACTS ON THE SAME OR SIMILAR INDICES THAT TRADE ON OTHER MARKETS OUTSIDE THE UNITED STATES. TO IMPLEMENT ITS OPTIONS PROGRAM MOST EFFECTIVELY, THE FUND MAY BUY AND SELL INDEX OPTIONS THAT DO NOT QUALIFY AS "SECTION 1256 CONTRACTS." GAIN OR LOSS ON INDEX OPTIONS NOT QUALIFYING AS "SECTION 1256 CONTRACTS" UNDER THE CODE WOULD BE REALIZED UPON DISPOSITION, LAPSE OR SETTLEMENT OF THE POSITIONS, AND, GENERALLY, WOULD BE TREATED AS SHORT-TERM GAIN OR LOSS.

            TO SEEK TO PROTECT AGAINST PRICE DECLINES IN SECURITIES HOLDINGS WITH LARGE ACCUMULATED GAINS, THE FUND MAY USE VARIOUS HEDGING

            TECHNIQUES (SUCH AS THE SALE OF FUTURES CONTRACTS ON STOCKS AND STOCK INDICES AND OPTIONS THEREON, EQUITY SWAPS, COVERED SHORT SALES, AND FORWARD SALES OF STOCKS). BY USING THESE TECHNIQUES RATHER THAN SELLING APPRECIATED SECURITIES, THE FUND CAN, WITHIN CERTAIN LIMITATIONS, REDUCE ITS EXPOSURE TO PRICE DECLINES IN THE SECURITIES WITHOUT CURRENTLY REALIZING SUBSTANTIAL CAPITAL GAINS UNDER CURRENT FEDERAL TAX LAW. DERIVATIVE INSTRUMENTS MAY ALSO BE USED BY THE FUND TO ENHANCE RETURNS OR AS A SUBSTITUTE FOR THE PURCHASE OR SALE OF SECURITIES. AS A GENERAL MATTER, DIVIDENDS RECEIVED ON HEDGED STOCK POSITIONS ARE CHARACTERIZED AS ORDINARY INCOME AND ARE NOT ELIGIBLE FOR FAVORABLE TAX TREATMENT. DIVIDENDS RECEIVED ON SECURITIES WITH RESPECT TO WHICH THE FUND IS OBLIGATED TO MAKE RELATED PAYMENTS (PURSUANT TO SHORT SALES OR OTHERWISE) WILL BE TREATED AS FULLY TAXABLE ORDINARY INCOME (I.E., INCOME OTHER THAN TAX-ADVANTAGED QUALIFIED DIVIDEND INCOME). IN ADDITION, USE OF DERIVATIVES MAY GIVE RISE TO SHORT-TERM CAPITAL GAINS AND OTHER INCOME THAT WOULD NOT QUALIFY FOR FAVORABLE TAX TREATMENT.

COMMENT 20: Please confirm that the Fund has no intention to use leverage within the first 12 months after the registration statement becomes effective.

RESPONSE 20: Supplementally, the Fund confirms that it has no intention to use leverage during the 12 month period after its registration statement becomes effective. The Fund notes in this regard that the prospectus states in several places that the Fund has no current intention of using leverage.

COMMENT 21: Please disclose here the percentage of Fund assets to be invested in derivatives.

RESPONSE 21: In response to the Staff's comment, in Pre-Effective Amendment No. 1, the Fund added the following disclosure:

            AS A RESULT OF THE FUND'S PRIMARY OPTIONS STRATEGIES AND THE ABILITY TO INVEST IN OTHER DERIVATIVE INSTRUMENTS AS DESCRIBED HEREIN, 100% OF THE FUND'S TOTAL ASSETS MAY BE SUBJECT TO DERIVATIVE INSTRUMENTS.

COMMENT 22: Please clarify that the Fund will invest in derivatives for speculative, rather than "non-hedging" purposes.

RESPONSE 22: In response to the Staff's comment, in Pre-Effective Amendment No. 1 the Fund revised the following disclosure where it appears in the summary and body sections of the prospectus (underlined text added, bracketed text deleted):

            HOWEVER, EXCLUDING THE FUND'S PRIMARY OPTIONS STRATEGIES, NO MORE THAN 10% OF THE FUND'S TOTAL ASSETS MAY BE INVESTED IN SUCH OTHER DERIVATIVE INSTRUMENTS [ACQUIRED] FOR [NON-HEDGING] SPECULATIVE PURPOSES.

COMMENT 23: In the disclosure concerning the fund's securities lending practices, please discuss whether the right to vote the shares passes to the borrower; and disclose the compensation the Fund will pay to those who will invest the cash collateral for the loans.

RESPONSE 23: Supplementally, the Fund has no current intention to engage in securities lending activities, although it reserves the flexibility to do so in the future. In response to the Staff's comments the following disclosure was added in Pre-Effective Amendment No. 1. Because there is no current intention to engage in securities lending, the Fund does not believe it is appropriate to include additional disclosure regarding compensation practices to third-party lending agents as such information cannot be known at this time.

            WHEN THE FUND LOANS SECURITIES, IT TRANSFERS THE RIGHT TO VOTE SUCH SECURITIES TO THE BORROWER. THE FUND HAS NO CURRENT INTENTION TO ENGAGE IN SECURITIES LENDING, ALTHOUGH IT RESERVES THE FLEXIBILITY TO DO SO IN THE FUTURE.

COMMENT 24: In the section titled "Credit Facility/Commercial Paper Program," please disclose the asset coverage ratios required by the Investment Company Act of 1940.

RESPONSE 24: In response to the Staff's comment, in Pre-Effective Amendment No. 1 the Fund added the following additional disclosure as the third sentence in the second paragraph under the heading "Credit Facility/Commercial Paper Program" in the body of the prospectus:

            UNDER THE 1940 ACT, THE FUND IS NOT PERMITTED TO INCUR INDEBTEDNESS UNLESS IMMEDIATELY AFTER SUCH BORROWINGS THE FUND HAS AN ASSET COVERAGE OF AT LEAST 300% OF THE AGGREGATE OUTSTANDING PRINCIPAL BALANCE OF INDEBTEDNESS (I.E., SUCH INDEBTEDNESS MAY NOT EXCEED 33 1/3% OF THE VALUE OF THE FUND'S TOTAL ASSETS, INCLUDING THE AMOUNT BORROWED).

THE ADMINISTRATOR

COMMENT 25: Please disclose in this section the compensation to be paid to the Administrator. See Item 9.1.d. of Form N-2.

RESPONSE 25: The Fund notes that the Staff has made substantially identical comments in connection with other recent offerings of Eaton Vance closed-end funds. As in those cases, the Fund notes that the Administrator is not compensated from the Fund for the services it provides to the Fund as set forth in the initial registration statement in the body of the prospectus under the heading "Management of the Fund--The Administrator" see underlined text below:

            EATON VANCE SERVES AS ADMINISTRATOR OF THE FUND. UNDER AN ADMINISTRATION AGREEMENT WITH THE FUND (THE "ADMINISTRATION AGREEMENT"), EATON VANCE IS RESPONSIBLE FOR MANAGING THE BUSINESS AFFAIRS OF THE FUND, SUBJECT TO THE SUPERVISION OF THE FUND'S BOARD. EATON VANCE WILL FURNISH TO THE FUND ALL OFFICE FACILITIES, EQUIPMENT AND PERSONNEL FOR ADMINISTERING THE AFFAIRS OF THE FUND. EATON VANCE'S ADMINISTRATIVE SERVICES INCLUDE RECORDKEEPING, PREPARATION AND FILING OF DOCUMENTS REQUIRED TO COMPLY WITH FEDERAL AND STATE SECURITIES LAWS, SUPERVISING THE ACTIVITIES OF THE FUND'S CUSTODIAN AND TRANSFER AGENT, PROVIDING ASSISTANCE IN CONNECTION WITH THE BOARD AND SHAREHOLDERS' MEETINGS, PROVIDING SERVICE IN CONNECTION WITH ANY REPURCHASE OFFERS AND OTHER ADMINISTRATIVE SERVICES NECESSARY TO CONDUCT THE FUND'S BUSINESS. EATON VANCE CURRENTLY RECEIVES NO COMPENSATION FOR PROVIDING ADMINISTRATIVE SERVICES TO THE FUND. IN

            ADDITION TO THE MANAGEMENT FEE, THE FUND PAYS ALL COSTS AND EXPENSES OF ITS OPERATION, INCLUDING COMPENSATION OF ITS TRUSTEES (OTHER THAN THOSE AFFILIATED WITH THE ADVISER), CUSTODIAL EXPENSES, DIVIDEND DISBURSING EXPENSES, LEGAL FEES, EXPENSES OF INDEPENDENT AUDITORS, EXPENSES OF PREPARING FUND DOCUMENTS AND REPORTS TO GOVERNMENTAL AGENCIES, AND TAXES AND FILING OR OTHER FEES, IF ANY. (EMPHASIS ADDED)

UNDERWRITING

COMMENT 26: The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us in your response letter whether the Fund's Board considered this to be in shareholders' best interest and, if so, why.

RESPONSE 26: The Fund notes that the Staff has made substantially identical comments in connection with other recent offerings of Eaton Vance closed-end funds. As in those cases, the Fund's Board considered this term of the underwriting arrangements in the context of its approval of the entire underwriting agreement. It determined that the overall arrangement was acceptable and in the best interest of the Fund. Although the Board did not make a specific finding that the particular term noted was in shareholder's best interest, we note, however, that such provisions are present in nearly all underwriting agreements for closed-end funds. The purpose of such a provision is to protect the interests of shareholders purchasing shares in the initial offering and during the early period of the development of the secondary market for such shares. In particular, the provision provides some assurance to shareholders purchasing in the initial offering based upon the prospectus that a sufficient period of time will be permitted for a market to develop and mature before the Fund takes an action that potentially could dilute the value of outstanding shares and/or potentially otherwise disrupt the optimal development and functioning of the market for such shares.

COMMENT 27: Please disclose the services underwriters will provide to the Fund in return for the structuring fees the Fund will pay.

RESPONSE 27: As an initial matter, the Fund notes that the Eaton Vance and not the Fund will be paying the structuring fee. Additionally, in response to the Staff's comment, the Fund in Pre-Effective Amendment No. 1, added the following disclosure at the end of the first paragraph under "Underwriting: Additional Compensation" in the body of the prospectus:

            IN CONTRAST TO THE UNDERWRITING DISCOUNTS AND COMMISSIONS (EARNED UNDER THE UNDERWRITING AGREEMENT BY THE UNDERWRITING SYNDICATE AS A GROUP), THESE STRUCTURING FEES AND ADDITIONAL COMPENSATION WILL BE EARNED BY AND PAID TO CITIGROUP GLOBAL MARKETS INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, UBS SECURITIES LLC, WACHOVIA CAPITAL MARKETS, LLC AND A.G. EDWARDS & SONS, INC., AS APPLICABLE, BY THE ADVISER (AND NOT THE FUND) FOR ADVICE TO THE ADVISER ON THE DESIGN AND STRUCTURING OF, AND MARKETING ASSISTANCE WITH RESPECT TO, THE FUND AND THE DISTRIBUTION OF ITS COMMON SHARES, AS DESCRIBED ABOVE.

COMMENT 28: Did the Fund's Board consider the fee arrangements between the Adviser, qualifying underwriters and certain others when approving the Advisory Agreement? Please indicate what services are provided pursuant to the fee agreements. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap. Please file any agreements as exhibits to the registration statement.

RESPONSE 28: The Fund notes that this comment is substantially identical to that made in connection with the recent offerings of Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Enhanced Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund. As in those cases, the Fund confirms that its Board did consider all fee arrangements between Eaton Vance Management, as the adviser, and any eligible underwriters in approving the Advisory Agreement.

      Citigroup Global Markets Inc., UBS Securities LLC, Wachovia Capital Markets, LLC and A.G. Edwards & Sons, Inc. will be paid additional compensation in the form of a one time structuring fee payment from Eaton Vance Management and not from the Fund. Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive from Eaton Vance Management (and not the Fund) additional compensation in the form of on-going payments and other qualifying underwriters may receive from Eaton Vance Management (and not from the Fund) structuring or additional compensation fees. Such underwriter compensation from Eaton Vance Management is for distribution related and in some cases non-distribution related services. This disclosure when finalized will contain statements of the total percentages and limits on such compensation. It is not possible to fully calculate and include this information in advance of pricing since the number and names of qualifying underwriters will not be known until that time. The Fund confirms, consistent with the above cited disclosures, that the compensation provided to Citigroup Global Markets Inc., UBS Securities LLC, Wachovia Capital Markets, LLC and A.G. Edwards & Sons, Inc. pursuant to the Structuring Fee Agreements and to Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to an Additional Compensation Agreement and any other qualifying underwriters pursuant to structuring fee or additional compensation agreements are subject to the NASD's sales load cap and in that respect will not exceed such cap imposed.

      The Structuring Fee Agreements with Citigroup Global Markets Inc., UBS Securities LLC, Wachovia Capital Markets, LLC and A.G. Edwards & Sons, Inc. and Additional Compensation Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and any other structuring fee and/or additional compensation agreements will be filed as Exhibits in a Pre-Effective Amendment.

COMMENT 29: Please advise whether NASD has reviewed and approved the terms of the underwriting agreement.

RESPONSE 29: The Fund confirms that the NASD is reviewing the terms of the underwriting agreement and the Fund expects the NASD to provide final approval of such agreement prior to effectiveness of the Registration Statement.

CLOSING

COMMENT 30: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

RESPONSE 30: The Fund understands this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

COMMENT 31: Please advise us if you have submitted or expect to submit an exemptive application (other than that described in the registration statement) or no-action request in connection with the registration statement.

RESPONSE 31: In September of 2003, Eaton Vance Qualified Dividend Income Fund filed an application for an exemptive order that would permit it and other thereinafter created Eaton Vance closed-end funds to include long-term capital gains in distributions to shareholders more frequently than otherwise permitted by Section 19(b) of the Investment Company Act of 1940 and the rules thereunder. The Fund may rely on such exemptive relief if granted and it is expected that if action is taken on the exemptive application it will be amended to add the Fund and other subsequently created Eaton Vance closed-end funds as parties. The Fund will not engage in such a distribution policy prior to obtaining the requisite exemptive relief and such relief is not necessary for the Fund to conduct its operations as contemplated by the Registration Statement.

At this time, the Fund does not expect to submit any exemptive application in addition to the Section 19 application filed by Eaton Vance Qualified Dividend Income Fund nor does the Fund intend to file a No-Action Letter request in connection with this offering.

COMMENT 32: Please inform the Staff of the information the Fund purposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

RESPONSE 32: The Fund has only omitted certain pricing information from Pre-Effective Amendment No. 2. This includes the total number of shares sold, the total proceeds of the offering, the total sales loads paid and the allocation of shares sold among the several underwriters. This information has been omitted, as it was not known at the time of filing. Per standard underwriting procedures, definitive "sizing" of the offering will take place within a day or two of the date the Registration Statement is declared effective. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

COMMENT 33: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

RESPONSE 33: The Fund understands this comment and transmits electronically with this letter the Pre-Effective Amendment No. 2 to the Fund's Registration Statement. Where no change was made in response to a comment, the Fund indicated this fact and stated the basis for its position in this letter.

COMMENT 34: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE 34: The Fund understands this comment. The Fund is making every effort to provide the information investors require for an informed decision. Furthermore, the Fund understands that it is responsible for the accuracy and adequacy of such disclosures.

COMMENT 35: Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

      - should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

RESPONSE 35: In connection with the Fund's and the underwriter's request for acceleration of effectiveness of the Registration Statement included in Pre-Effective Amendment No. 2, the Fund will acknowledge in such request that:

      1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. The Fund may not assert the Staff's acceleration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the Staff of the Division of Investment Management in connection with its review of and the Fund's comments on this and other filings made with respect to the Registration Statement.


COMMENT FROM ACCOUNTING STAFF ON SEED AUDIT: Please explain why the he line item "Net asset value and offering price per share" in the Statement of Assets and Liabilities uses $20.00, but you have a $0.10 sales load and a $0.04 offering costs, should you use $19.06, please explain this inconsistency."

RESPONSE: The Fund notes that the NAV and offering price per share information in the seed audit financial statements relate solely to the initial subscription of shares by Eaton Vance Management ("EVM") to provide the $100,000 capital required by the 1940 Act. The sale of shares to EVM is not subject to the sales load charged in connection with the public offering. Moreover, offering expenses borne by common shareholders are not capitalized until the closing of the initial public offering and are considered a deferred charge and therefore will be recorded as a reduction of the proceeds from the sale of the shares upon commencement of Fund operations. Accordingly, the full amount of the offering price per share in connection with this seed investment is received by the Fund. EVM purchases from the Fund 5,000 shares at $20.00 per share for a total of $100,000. This results in an offering price and net asset value per share of $20.00 as of the date of these financial statements. We note that the $.04 per share offering expenses that may be deducted from the net offering proceeds of the Fund's public offering represents a cap on such expenses that may be borne by common shareholders. Actual per share offering expenses may be lower (depending most notably on the ultimate size of the public offering) in which case a lower amount would be capitalized and reflected in the post-closing net asset value. If offering expenses exceed $.04 per share any such amount is paid by EVM or an affiliate and is not capitalized by the Fund.

                                      * * *

The Fund and the Underwriters have filed herein a formal request for acceleration for effectiveness and we will be in contact with you regarding this request. We believe that this submission fully responds to your comments. As indicated above, I will call you shortly to discuss any remaining concerns so that they may be addressed on a timely basis to enable the Fund's Registration Statement to be declared effective Thursday, July 26, 2007 at 10:00 a.m. EST. Please feel free to call me at any time at 617-261-3246. In my absence, please address any question or concerns to Mark Goshko at 617-261-3163.

      As always, your cooperation is most appreciated.

                                                Sincerely,

                                                /s/ Clair E. Pagnano
                                                --------------------
                                                Clair E. Pagnano

Enclosures

cc:   Richard Pfordte
           Securities and Exchange Commission, Division of Investment Management Frederick Marius
           Eaton Vance Management
      Mark P. Goshko
           Kirkpatrick & Lockhart Preston Gates Ellis LLP